

June 10, 2013

<u>Via E-mail</u>
Donald H. Hosmer
Co-Chief Executive Officer
Royale Energy, Inc.
7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

> **Re: Royale Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-22750**

Dear Mr. Hosmer:

We have reviewed your response letter dated April 23, 2013 as well as your filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Please expand your disclosure to indicate when you expect to recognize the deferred revenues associated with your turnkey drilling contracts, particularly for those on which drilling has not commenced or will not be completed within the thirty day timeframe mentioned in your accounting policy note. If drilling has been delayed, or for contracts on which you had anticipated an extended period to elapse between the funding and

drilling dates, please explain the reasons with details sufficient to understand when you expect to resolve those matters and for drilling to begin and conclude.

Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

2.   Your response to comment one from our letter dated April 10, 2013 explains that you intend to allocate the proceeds from the turnkey drilling agreements between unproved properties and drilling services by determining the percentages of each type of cost for each agreement, and that amounts allocated to properties will be treated as a recovery of cost as described in FASB ASC 932-360-55-9. Since you will know the actual costs to acquire the interest in the unproved properties, explain your reasons for using estimates rather than actual costs in determining the percentages utilized in your computations. If your method will not result in fully offsetting acquisition costs allocable to the interest sold, explain how your practice would not overstate the book value of your properties.

3.   Please expand your disclosure to explain your policy for recognizing amounts allocated to the sale of unproved property interests along with your turnkey drilling arrangements, to clarify the manner of calculating these amounts and the timing of recognition.   This disclosure should be integrated with your turnkey drilling revenue recognition policy note and clarify how your circumstances are appropriate for the method applied. If there are circumstances under which amounts received under these contract are refundable, such as may occur prior to drilling, it should be clear how any provisions of this sort have been considered in formulating your policy of accounting for proceeds allocable to the sale of unproved property interests, specifically as it relates to the timing of recognition.

4.   We note your responses to prior comments two and three, indicating that you have decided not to use the percentage-of-completion method. However, the guidance in FASB ASC 605-35-05-5 explains, with reference to the percentage-of-completion and completed-contract methods, that each "...should be used in specified circumstances and should not be used as acceptable alternatives for the same circumstances." Given this guidance, and considering your statement in your letter dated April 2, 2013 that "…the most appropriate measure for recognizing revenue for our turnkey drilling arrangements is the percentage-of-completion method described in ASC 605-35-25-51 and 52," please tell us the facts and circumstances that changed from your April 2 letter to your April 23 letter that led you to conclude that the percentage-of-completion method is not required. Please submit the analysis that you performed in making this decision, expanded as necessary to explain how the approach you have proposed is consistent with the guidance in FASB ASC 605-35-25-56 through 69, and FASB ASC 605-35-25-90 through 95.

5.   Given that you have expressed the possibility of applying the completed-contract method rather than the percentage-of-completion method to your turnkey drilling arrangements, also understanding that you had previously recognized pre-contract costs as incurred and restated your financial statements to address the problem of recognizing amounts received under your turnkey drilling contracts in advance of drilling (which had offset pre-contract costs recognized in your Statements of Operations), we would like to understand how each of these components is addressed in your new accounting policy.

Please submit the revisions you propose to clarify these various concerns. Please also expand your disclosure on page F-9, stating "Revenues covering the pre-drilling and drilling costs are recognized in the period in which a well is drilled and logged" to clarify how you are accounting for both pre-drilling costs and drilling costs in advance of completion, including the manner by which such amounts are reported on your Balance Sheet, along with your rationale for the method applied.

Note 18 – Restatement to Reflect Change in Revenue Recognition Policy, page F-25

6.   We note that you have not provided any explanation or description of the nature of the error correction reported, contrary to the guidance in prior comment four.   Please revise your accounting and error correction disclosures as necessary to resolve the remaining concerns outlined in this letter, and submit the revisions that you believe would satisfy the requirements outlined in FASB ASC 250-10-50-7 through 11.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Donald H. Hosmer
Royale Energy, Inc.
June 10, 2013
Page 4

  You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

        Sincerely,

        /s/ Karl Hiller

        Karl Hiller
        Branch Chief

cc: Mr. Lee Polson